Exhibit 99.26

Federal Government Loan Guarantee Agreement Finalized To Help Manage Replacement Energy Costs for Nova Scotia Power Customers

This news release constitutes a “designated news release” for the purposes of Emera’s prospectus supplement dated November 14, 2023, to its short form base shelf prospectus dated October 3, 2023.

September 24, 2024

Halifax, Nova Scotia – The Government of Canada and the Government of Nova Scotia, along with NSP Maritime Link Inc. (NSPML), and Nova Scotia Power Inc. (NSPI), wholly owned subsidiaries of Emera Inc., have finalized an agreement for a $500M federal loan guarantee that will provide cost relief to electricity customers in Nova Scotia.

Natural Resources Canada is providing a federal loan guarantee to support a new debt issuance by the Maritime Link Financing Trust (MLFT). Proceeds will be advanced to NSPI and will be applied in full against its current unrecovered fuel and purchased power balance (“FAM balance”). This assistance is being provided by the federal government to support Nova Scotia customers through more cost-effective, long-term financing of the unrecovered cost of the replacement energy that was required during the several years of delay in the Muskrat Falls hydroelectricity project in Newfoundland and Labrador. Debt issuance proceeds that exceed the current outstanding NSPI fuel and purchased power receivable balance will be applied against future fuel and purchased power costs.

The term and repayment mechanism of the debt to be issued under the federal loan guarantee is expected to align with the existing Maritime Link bond program, over a 28-year period. The transaction is intended to help mitigate rate increases for customers in Nova Scotia and help improve one of NSPI’s key credit metrics by approximately 80 bps and help stabilize its credit rating, which also has a direct benefit for customers.

The transactions are subject to certain conditions, including regulatory approval by the Nova Scotia Utility and Review Board. Both NSPI and NSPML will file applications related to the federal loan guarantee on Wednesday, September 25, 2024.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws, including statements concerning the issuance and terms of the new federal loan guarantee and associated debt, the planned use of proceeds from and repayment of the debt issuance; the expected benefit to Nova Scotia customers; the expected impact to NSPI credit metrics; and the satisfaction of certain conditions, including regulatory approval by the Nova Scotia Utility and Review Board. Undue reliance should not be placed on this forward-looking information, which applies only as of the date hereof. By its nature, forward-looking information requires Emera and NSPI to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera and NSPI management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s or NSPI’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s and NSPI’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s and in NSPI’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s and NSPI’s annual and interim financial statements, which can be found on SEDAR+ at www.sedarplus.ca.

About Nova Scotia Power

NSPI is a wholly owned subsidiary of Emera Inc. (TSX-EMA), a diversified energy and services company. Nova Scotia Power provides 95% of the generation, transmission and distribution of electrical power to approximately 553,000 residential, commercial and industrial customers across Nova Scotia. The company is focused on new technologies to enhance customer service and reliability, reduce emissions and add renewable energy. Nova Scotia Power has over 2000 employees and $4.5 billion in operating assets. Learn more at www.nspower.ca.

About Emera

Emera (TSX: EMA) is a leading North American provider of energy services headquartered in Halifax, Nova Scotia, with investments in regulated electric and natural gas utilities, and related businesses and assets. The Emera family of companies delivers safe, reliable energy to approximately 2.5 million customers in Canada, the United States and the Caribbean. Our team of 7,300 employees is committed to our purpose of energizing modern life and delivering a cleaner energy future for all. Emera’s common and preferred shares are listed and trade on the Toronto Stock Exchange. Additional information can be accessed at www.emera.com or www.sedarplus.ca.”

Investor Relations

David Bezanson

Vice President Investor Relations & Pensions, Emera Inc.

902-474-2126

dave.bezanson@emera.com

Media

Dina Bartolacci Seely

media@emera.com